UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 10, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Trading statement for the year ended 30 June 2020

Johannesburg, Thursday, 10 September 2020. In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous corresponding period.

Expected headline and basic earnings for the financial year ended June 2020 (“FY20”)

Shareholders of Harmony are advised that a reasonable degree of certainty exists that basic earnings for FY20 will be higher than for the year ended 30 June 2019 (“the previous comparable period” or “FY19”) primarily due to:

•	an increase in revenue due to a higher gold price;

•	lower depreciation in FY20 compared to FY19;

•	lower impairment of assets due to no impairment being recognised in FY20; offset by

•	a higher reported translation loss on the US$ denominated debt at

•	30 June 2020, and

•	a derivative loss recorded in FY20 compared to a gain in FY19.

Earnings per share (“EPS”) are expected to improve to a loss of between 148 and 180 South African cents per share - which is an improvement of approximately 64% to 70% on the loss of 498 South African cents per share reported for the previous comparable period. In US dollar terms, the loss per share is expected to be between 9 and 12 US cents per share, which is an improvement of approximately 66% to 74% on a loss of 35 US cents per share reported for the previous comparable period.
Headline earnings per share (“HEPS”) are expected to be a loss of between 139 and 169 South African cents, which represents a year-on-year decrease of between 168% and 183% from the HEPS of 204 South African cents reported in the previous comparable period. In US dollar terms, the headline loss per share is expected to be between 9 and 11 US cents per share, which is approximately 164% to 179% lower than the HEPS of 14 US cents per share reported for the previous comparable period. Headline earnings excludes impairments recorded.
The expected movements in earnings for FY20 compared to the previous corresponding period are due mainly to:

Revenue

The increase in the gold price received from R586 653/kg in FY19 to
R735 569/kg in FY20 contributed to the revenue increase from
R26.9 billion for FY19 compared to R29.2 billion in FY20. In US dollar terms the increase in the gold price received from US$1 287/oz in FY19 to US$1 462/oz in FY20 and the weakening of the exchange rate from R14.18/$ to R15.66/$ contributed to the decrease in revenue from US$1.89 billion for FY19 compared to R1.87 billion in FY20.

Decrease in amortisation and depreciation (non-cash) year on year

A depreciation charge of R3 508 million (US$224 million) was recorded in FY20 (compared to R4 054 million (US$286 million) for FY19). The lower charge for FY20 was mainly due to the impact that the South African national COVID-19 lockdown had on production levels.

Lower impairments (non-cash) year on year

No impairment was recorded in FY20 compared to R3.9 billion (US$276 million) recorded in FY19.

Translation loss year on year

A translation loss of approximately R919 million (US$59 million) was recognised on the US$ denominated debt as at 30 June 2020, compared to a translation loss of R78 million (US$6 million) recorded in the previous comparable period. The translation loss is primarily the result of the weakening of the Rand exchange rate against the US Dollar.

Derivative losses during FY20

Included in FY20 were derivative losses of close to R1.7 billion (US$107 million) compared to gains of R484 million (US$34 million) in FY19. The derivative losses are primarily as a result of the weakening of the Rand exchange rate against the US Dollar and the strengthening of commodity prices during FY20, which negatively impacted on the derivative valuations.

The financial information on which this trading statement has been based has not been reviewed or reported on by Harmony’s external auditors.

Harmony will publish its financial results for the year ended 30 June 2020 on Tuesday, 15 September 2020. Please see Harmony’s website for more details: www.harmony.co.za.

For more details contact:

Marian van der Walt
Executive: Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Investor Relations Manager
+27(0) 82 759 1775 (mobile)

Johannesburg, South Africa
10 September 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS

This market release contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this market release and the exhibits, are necessarily estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this market release.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere (including as a result of the coronavirus disease ("COVID-19” or “pandemic”); estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged HDSAs in management positions; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health and safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates any further downgrade of South Africa’s credit rating; and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company’s latest Integrated Annual Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company’s other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this market release or to reflect the occurrence of unanticipated events, except as required by law. The foregoing factors and others described under “Risk Factors” should not be construed as exhaustive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 10, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director